UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012 and 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Omega Flex, Inc. 401(k) Profit Sharing Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Flex, Inc.
451 Creamery Way
Exton, Pennsylvania 19341-2504

This Annual Report, including exhibits, contains 20 pages, numbered sequentially, including this cover page.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Financial Statements

As of and for the Years Ended

December 31, 2012 and 2011

And

Supplemental Schedule

As of December 31, 2012

Omega Flex, Inc.

401(k) Profit Sharing Plan

Index

       Financial Statements

      Page No.

Report of Independent Registered Public Accounting Firm

1

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

          4 – 14

Supplemental Information

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

15

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Omega Flex, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Omega Flex, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Blue Bell, Pennsylvania

June 28, 2013

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value:
Pooled separate accounts	$ 3,784,780	$ 3,940,413
Registered investment companies	1,621,055	388,745
Omega Flex Inc. stock fund	133,223	160,603
Guaranteed income account	1,534,407	1,346,355
Total investments, at fair value	7,073,465	5,836,116

Receivables:
Employer matching contributions	7,217	4,113
Employer profit sharing contributions	261,106	238,752
Notes receivable from participants	368,977	308,254
Total receivables	637,300	551,119

Total assets	7,710,765	6,387,235

Liabilities
Excess contributions payable	22,476	8,365

Total liabilities	22,476	8,365

Net assets available for benefits	$ 7,688,289	$ 6,378,870

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions (reductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ 629,470	$ (132,781)
Interest and dividend income	55,002	31,472
Total investment income (loss)	684,472	(101,309)

Interest income on notes receivable from participants	13,752	12,109

Contributions:
Employer contributions	344,844	313,032
Participant contributions	457,582	420,155
Total contributions	802,426	733,187

Total additions	1,500,650	643,987

Deductions from net assets attributable to:
Benefits paid directly to participants	184,537	689,966
Administrative expenses	6,694	5,668

Total deductions	191,231	695,634

Net increase (decrease) in net assets available for benefits	1,309,419	(51,647)

Net assets available for benefits
Beginning of year	6,378,870	6,430,517
End of year	$ 7,688,289	$ 6,378,870

The accompanying notes are an integral part of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

1.

Plan Description

(a)  Organization

The Omega Flex, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan and was established effective January 1, 2005 for the benefit of employees of Omega Flex, Inc. (“Omega Flex” or “the Company”) and employees of its participating subsidiaries.

The following description of the Plan provides only general information.  Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan has two components; a 401(k) account and a profit sharing account.  All employees of the Company and its domestic subsidiaries are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), (as amended) and the Internal Revenue Code (the “Code”).

(b)

Participants’ Contributions – 401(k) Account

Participating employees may contribute to the Plan after the first of the month following the beginning of their employment with the Company.  Participants are subject to automatic enrollment if no contrary election is made.  Prior to July 1, 2012, the automatic deferral amount was 2% of participant’s eligible compensation in year one and 3% beginning in the participant’s second year of participation.  Effective July 1, 2012, the automatic deferral percentage was changed to 3% of eligible compensation, increasing by 1% annually on the participant’s employment commencement date anniversary up to a maximum of 6%, unless otherwise elected by the participant.  Contributions are made through payroll deductions which may range from 1% to 50% (subject to Code limitations) of such participant’s earnings (as defined), on a before-tax basis, an after-tax basis (for year 2005 only), or a combination thereof.  Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” up to a specified dollar amount on a before-tax basis (subject to Code limitations).

The Plan accepts eligible rollover contributions from participants.  If a participant has been a participant in another qualified plan, such participants may transfer his or her eligible account balance into the Plan.

(c)  Company Contributions – 401(k) Account

To be eligible for a Company matching contribution, a participant must have completed one year of service.

Matching contributions made by the Company are equal to 25% of the first 6% of such participants’ earnings contributed to the Plan, such that there will be no matching contributions in excess of 1.5% of a participant’s earnings for the Plan year.

For purposes of participant contributions and matched contributions, earnings are defined by the Plan document.

(d)  Company Contributions – Profit Sharing Account

On an annual basis, the Company determines whether to make a discretionary Profit Sharing contribution to each eligible participant’s account (eligible participant is an employee that has completed one year of service), and determines the amount of such contribution.  To receive Profit Sharing contributions for a given year, a participant must work at least 1,000 hours of service, as defined, during the plan year. Participants must be employed by the Company on the last day of the year to be eligible for the Profit Sharing contribution.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

For the years ended December 31, 2012 and 2011, the Company made a contribution of 3% of each eligible participant’s compensation, to a maximum of $250,000 for 2012 and $245,000 for 2011, as set by Section 415 of the Code.  For those participants who had compensation above the Social Security Wage Base, as defined ($110,100 for 2012 and $106,800 for 2011), an additional contribution of 3% of compensation was also made on compensation in excess of the Social Security Wage Base, but below the Section 415 limitation (i.e. for 2012, a 6% contribution on compensation between $110,100 and $250,000; for 2011, a 6% contribution on compensation between $106,800 and $245,000).

(e)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, plan earnings and charged with an allocation of administrative expenses.  Allocations are based on participant compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)  Vesting

Participant contributions and rollover contributions, and earnings or losses thereon are fully vested at all times.  Employer contributions and earnings or losses thereon are vested as follows:

Number of Years of Credited Service	Vesting Percentage
Less than 1 year	0%
1 year	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%

(g)

 In-Service and Hardship Withdrawals

While a participant is employed with the Company, a participant may make withdrawals in cash of amounts applicable to participant and employer contributions and compensation or losses thereon, subject to certain restrictions.  A participant can take hardship withdrawals (certain medical expenses, purchase of a principal residence, tuition payment for post-secondary education, and payments to prevent eviction from a primary residence) as defined in the plan document.  A participant’s hardship withdrawal will preclude the participant from making additional employee before-tax contributions to the Plan for a six-month period after the hardship withdrawal.  Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

(h)

Benefit Payments

A participant’s account balance under the Plan may be distributed upon retirement in one of two ways (as defined by the plan document): lump-sum distribution, or in monthly installments over the shorter of 15 years or the participant’s life expectancy, as elected (subject to limits imposed by the Internal Revenue Code).

Upon death, disability, or termination of employment, a participant (or the participant’s beneficiary) with $1,000 or more in vested benefits may elect to receive a lump-sum distribution equal to the participant’s vested account balance.  A participant with less than $1,000 in vested benefits may elect

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

a rollover to another qualified plan.  If no choice is made, the Plan will automatically payout their vested distribution in a lump-sum.

(i)

Notes Receivable from Participants

An eligible participant may borrow up to 50 percent of the value of his or her vested before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the excess of the participant's highest outstanding participant loan balance during the 12 previous months over the newly initiated loan balance.  Loans for the purchase of a “principal residence” must be repaid in one to twenty years, at the participant’s option.  Loans for all other purposes must be repaid in one to five years, at the participant’s option.  These loans are made at the prevailing market interest rates equal to prime rate plus one percent.  In 2012 and 2011, the applicable loan rates ranged from 4.25% to 9.25%.  No more than one loan from the Plan to a participant shall be permitted at any time.  All principal and interest payments made by the participant are credited back to the participant’s account.

(j)

Plan Expenses

The Company currently pays administrative expenses of the Plan, with the exception of certain asset based investment fees and loan origination fees.  However, the Company has the right to charge future expenses to the Plan.

2.

Summary of Significant Accounting Policies

(a)  Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America (“GAAP”) as applied to defined contribution plans and in accordance with the terms of the trust agreement.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts.  The contract is an insurance company issued general account backed group annuity contract.  There are no specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods.  These significant estimates include the fair values of investments.  Actual results could materially differ from those estimates.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

(c)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

(d)

Notes Receivable from Participants

Notes receivable from participants (participant loans for Form 5500 reporting purposes) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)

Payment of Benefits

Benefits are recorded when paid.

(g)

Forfeitures

Forfeitures of terminating participants are used to pay for Plan expenses or Company match.  As of December 31, 2012 and 2011, there were $12,349 and $1,171, respectively, in allocated forfeitures available to pay Plan expenses and/or Company contributions.  For the year ended December 31, 2012, $15,358 was used to reduce the Company’s contribution and $3,842 was used to pay Plan expenses.  For the year ended December 31, 2011, $0 was used to reduce the Company’s contribution and $3,510 was used to pay Plan expenses.

(h)

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The adoption of the amendments did not have a significant effect on the Plan’s Financial Statements.

(i)  Subsequent Events

In connection with the preparation of the financial statements, the Plan and its management have assessed and reported on subsequent events through the date of issuance of these financial statements.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

3.

Fair Value Measurements

The Plan applies FASB ASC 820, Fair Value Measurement (“ASC 820”).  FASB ASC 820 provides a framework for measuring fair value and the disclosures about fair value measurements of assets and liabilities. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets;

•

Quoted prices for identical or similar assets or liabilities in inactive markets;

•

Inputs other than quoted prices that are observable for the asset or liability;

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in methodologies used at December 31, 2012 and 2011.

Pooled separate accounts:

Valued at the net asset value (“NAV”) of the participation units owned by the Plan on the last day of the Plan year.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Registered investment companies:

Valued at the daily closing price as reported by the fund. Registered investment companies (mutual funds) held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are deemed to be actively traded.

Omega Flex, Inc. stock fund:

Valued under a market approach at its year-end unit closing price (comprised of the year-end market price of shares of Omega Flex, Inc. common stock owned by Omega Flex, Inc. Stock Fund plus cash invested in money market fund assets.)

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

Guaranteed income fund:

Valued at contract value, which utilizes a cost approach to approximate fair value (See Note 4).  Investment contracts held in the Guaranteed Income Fund of Prudential Retirement Insurance Company are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 2,373,615	$ -	$ 2,373,615
Fixed income funds	-	246,475	-	246,475
Target date funds	-	1,164,690	-	1,164,690
Total pooled separate accounts	$ -	$ 3,784,780	$ -	$ 3,784,780
Registered investment companies:
Equity funds	$ 1,043,981	$ -	$ -	$ 1,043,981
Fixed income funds	557,992	-	-	557,992
Target date funds	19,082	-	-	19,082
Total registered investment companies	$ 1,621,055	$ -	$ -	$ 1,621,055
Omega Flex Inc. stock fund	-	133,223	-	133,223
Guaranteed income account	-	1,534,407	-	1,534,407
Total assets at fair value	$ 1,621,055	$ 5,452,410	$ -	$ 7,073,465

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Equity funds	$ -	$ 2,166,028	$ -	$ 2,166,028
Fixed income funds	-	662,275	-	662,275
Target date funds	-	1,112,110	-	1,112,110
Total pooled separate accounts	$ -	$ 3,940,413	$ -	$ 3,940,413
Registered investment companies:
Equity funds	$ 360,897	$ -	$ -	$ 360,897
Target date funds	27,848	-	-	27,848
Total registered investment companies	$ 388,745	$ -	$ -	$ 388,745
Omega Flex Inc. stock fund	-	160,603	-	160,603
Guaranteed income account	-	1,346,355	-	1,346,355
Total assets at fair value	$ 388,745	$ 5,447,371	$ -	$ 5,836,116

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2012:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts
Equity funds	$ 2,373,615	$ -	Immediate	None
Fixed income funds	246,475	-	Immediate	None
Target date funds	1,164,690	-	Immediate	None

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2011:

Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Pooled separate accounts
Equity funds	$ 2,166,028	$ -	Immediate	None
Fixed income funds	662,275	-	Immediate	None
Target date funds	1,112,110	-	Immediate	None

4.

Investments

(a)  Investment Balances

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2012:

2012

JP Morgan Core Bond A Fund	$ 557,992
Goldman Sachs Structured Large Cap Growth A Fund	504,248
Guaranteed Income Fund	1,534,407
Large Cap Value/AJO Fund	499,401
Retirement Goal 2040 Fund	385,875
International Blend/AQR	668,322
Dryden S&P 500 Index Fund	481,874
Small Cap Value/Kennedy Capital Fund	444,590

The Plan’s investments, that exceed 5% of net assets available for benefits, consisted of the following at December 31, 2011:

2011

Core Plus Bond/PIMCO Fund	$ 450,577

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

Goldman Sachs Structured Large Cap Growth A Fund	360,897
Guaranteed Income Fund	1,346,355
Large Cap Value/AJO Fund	416,930
Retirement Goal 2040 Fund	426,367
International Blend/AQR	410,922
Large Cap Blend/Victory Fund	369,758
Small Cap Value/Kennedy Capital Fund	350,460

(b)  Net Appreciation (Depreciation) in Fair Value of Investments

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in fair values as follows:

	2012	2011
Quoted prices in an active market:
Registered investment companies	$ 84,051	$ 14,470

Assets valued based upon estimated fair value:
Omega Flex, Inc. Stock Fund	(22,566)	(22,625)
Pooled separate accounts	567,985	(124,626)
Subtotal	545,419	(147,251)

Total	$ 629,470	$ (132,781)

(c)  Guaranteed Income Account

Prudential Contract

The Plan participates in the Prudential Guaranteed Income Fund (GIF), which by definition is considered to be a guaranteed investment contract, or GIC.  The contract is an insurance company issued general account backed group annuity contract.  There are not any specific securities in the general account that back the investments in this account.  All transactions are at contract value, including discontinuance of the contract.  Therefore, the difference between fair value and contract value is minimal and no adjustment to fair value is deemed necessary.  In certain instances when total distributions or transfers in the GIF within a calendar year exceed pre-determined thresholds, transactions in the GIF may face certain restrictions, in accordance with the contract terms.  This could potentially result in the GIF not being fully benefit-responsive in certain instances.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to guaranteed investment contract.  Contract value as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balances at contract value.

The GIF is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account.  The credit rating of the issuer at December 31, 2012 was A2 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Interest is credited on contract balances using a single “portfolio rate” approach.  Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rates are reviewed on a semi-annual basis for resetting.

When establishing interest crediting rates for this product, PRIAC considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum credit rate under the contract is 1.50%.  The average earnings yield and average credit rate for 2012 were both 2.00%.  The average earnings yield and average credit rate yield for 2011 were both 2.05%.

For the period presented, the average earnings yield is calculated by dividing the earnings to the Plan on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  The average crediting rate yield is calculated by dividing the earnings credit to the participants on the last day of the Plan year by the end of the Plan year fair value and then annualizing the result.  As a result of current stable value product construction, no adjustments will be required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

Key factors that could influence future average interest crediting rate include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the underlying contract; or default or credit failure of any of the investment contracts, or other investments held in the Plan.

(d)  Pooled separate accounts

The Plan has investments in various pooled separate accounts which invest in equity, fixed income, and target date funds.  The objective of those investment vehicles invested in equity investments is to approximate the risk and return characterized by various indexes; to seek long term capital appreciation; provide diversified exposure representative of various segments of the U.S. or foreign equity market; and/or to seek income. The objectives of the investment vehicles invested in fixed income is to provide investment results that approximate the overall performance of certain bond indices and/or to provide a predictable rate of return while preserving the safety of capital and minimizing market risk. The objective of the investment vehicles invested in target date funds is to provide various levels of asset allocations which become more conservative over time so participants can stay with the same fund before and after selected retirement dates. These investment vehicles are generally redeemable at net asset value under agreements with the underlying investment vehicles. However, it is possible that these redemption rights may be restricted by these investment vehicles in the future in accordance with underlying agreements.

Due to the nature of the investments held by the investment vehicles, changes in market conditions and the economic environment may significantly impact the net asset value of the investment vehicles, and consequently, the fair value of the Plan’s interest in the investment vehicles. Furthermore changes in the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the investment vehicles.

5.

Omega Flex, Inc. Stock Fund

All fund options within the Plan are intended to be participant directed, which means that each participant may invest his or her contributions, and any Company matching contributions in any one of the investment funds offered under the Plan from time to time.  In addition to a number of funds

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

offered by the plan trustee, participants may elect to invest some of their contributions in an Omega Flex, Inc. stock fund that invests primarily in the common stock of Omega Flex, Inc.

6.

Related Party Transactions

The Omega Flex, Inc. Stock Fund holds shares of Omega Flex, Inc. common stock.  The Plan also permits participant loans.  In addition, the Plan invests in pooled separate accounts and a GIF managed by PRIAC, an affiliate of Prudential Bank & Trust, FSB (“PBT” or the “Trustee”).  PRIAC is the custodian and record-keeper of the Plan.  PBT is the trustee of the Plan.  These transactions qualify as party-in-interest transactions.

7.

Fund Management

Under the terms of a trust agreement the Plan assets are held and managed by PBT.  PBT has full discretionary power over investment options in the Plan subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of ERISA.  The Plan Administrator, as defined in the plan document, has full authority to control and manage the operation and administration of the Plan.

8.

Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely.  However, the Company may terminate, amend, modify or suspend the Plan at any time subject to the provisions of ERISA.  In the event of a plan termination, participants would become fully vested in the balance of their accounts and the plan assets would be distributed in accordance with the terms of the Plan.

9.

Tax Status of the Plan

The Internal Revenue Service issued an advisory letter on March 31, 2008, which stated that the Volume Submitter Plan document adopted by Transamerica qualifies under the provisions of Section 401(a) of the Code and therefore, is exempt from federal income taxes under provisions of Section 501(a) of the Code.  The Plan and its related Trust have adopted this Volume Submitter Plan.  The Plan has been amended since receiving the advisory letter, however the Company and Plan Administrator believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code and ERISA.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

10.

Plan Amendments

As disclosed in Note 1, effective July 1, 2012, the Plan was amended.  The Plan was amended to exclude interns and to modify the Plan’s automatic enrollment feature.  Effective July 1, 2012, the automatic deferral percentage was changed to 3% of eligible compensation, increasing by 1% annually on the participant’s employment commencement date anniversary up to a maximum of 6%, unless otherwise elected by the participant.

Omega Flex, Inc. 401(k) Profit Sharing Plan

Notes to the Financial Statements

As of and For the Years Ended December 31, 2012 and 2011

11.

Excess Contributions Payable

Contributions received from participants for 2012 and 2011 are net of payments of $22,476 and $8,365, respectively, made in March 2013 and 2012, respectively, to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.  These amounts are also included in the Plan’s statements of net assets available for benefits as excess contributions payable at December 31, 2012 and 2011.

12.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500, which is filed by the Company with the Employee Benefits Security Administration, as of December 31:

	2012	2011
Net assets available for plan benefits per the financial statements	$ 7,688,289	$6,378,870
Total employee and employer contributions receivable	(268,323)	(242,865)
Total excess contributions payable	22,476	8,365
Rounding	-	2
Net assets available for plan benefit per Form 5500	$ 7,442,442	$6,144,372

The following is a reconciliation of net increase per the financial statements to the Form 5500 for the years ended December 31:

	2012	2011
Net increase (decrease) per the financial statements	$ 1,309,419	$ (51,647)
Change in total employee and employer contributions receivable	(25,458)	(15,804)
Changes in total excess contributions payable	14,111	(13,255)
Rounding	(2)	2
Net increase (decrease) per Form 5500	$ 1,298,070	$ (80,704)

SUPPLEMENTAL SCHEDULE

Omega Flex, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2012

EIN: 23-1948942 Plan #: 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Pooled separate accounts:
*	Prudential	Dryden S&P 500 Index Fund	$ 481,874
*	Prudential	Small Cap Value/Kennedy Capital Fund	444,590
*	Prudential	Mid Cap Growth/Time Square Fund	279,428
*	Prudential	Large Cap Value/AJO Fund	499,401
*	Prudential	International Blend/AQR	668,322
*	Prudential	Retirement Goal 2030 Fund	369,196
*	Prudential	Hi Yield Bond/Caywood-Scholl Fund	246,475
*	Prudential	Retirement Goal 2020 Fund	114,547
*	Prudential	Retirement Goal 2050 Fund	140,190
*	Prudential	Retirement Goal 2040 Fund	385,875
*	Prudential	Retirement Goal 2010 Fund	133,824
*	Prudential	Retirement Goal Income Fund	21,058
			3,784,780
	Registered investment companies:
*	Prudential	Sun America Water 2020 Fund	19,082
*	Prudential	Jennison Small Company A Fund	295,094
	John Hancock	Disciplined Value Mid Cap Fund	232,003
	Oppenheimer	Developing Markets A Fund	12,636
	JP Morgan	Core Bond A Fund	557,992
	Goldman Sachs	Structured Large Cap Growth A Fund	504,248
			1,621,055
	Group annuity contract
*	Prudential	Guaranteed Income Fund	1,534,407

	Separate account
*	Omega Flex, Inc. Stock Fund	Company stock separate account	133,223

*	Participant loans	Interest rates from 4.25% to 9.25% with maturities through December 2017	368,977

			$ 7,442,442

* Represents a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Omega Flex, Inc. 401(k) Profit Sharing Plan

By: /s/ Geri Glazer
Geri Glazer Plan Administrator
June 28, 2013